UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Commission File No. 24R-00992

MANSE USA LLC

(Exact name of issuer as specified in its charter)

Delaware	372088882
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

100 Bogart Street
Brooklyn, New York 11206

(Full mailing address of principal executive offices)

+33 06 26 14 90 55

(Issuer’s telephone number, including area code)

Nick Kyrgios Roy Investment Contracts

(Title of each class of securities issued pursuant to Regulation A)

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Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” herein refer to MANSE USA LLC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements.

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Securities and Exchange Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s Roys, fluctuations in operating costs, and competition.

MANSE USA LLC. is a corporation formed under the laws of the State of Delaware on January 25, 2023. The Company offers eligible individuals (“Fans”), through the “Royaltiz” platform accessible via the website www.royaltiz.com, a way to profit from the future success of their favorite talents (“Talents”). The Company currently offers Roys of Nick Kyrgios, the Australian tennis player, in the United States.

As reflected in the attached financial statements, the Company generated no revenue in the six-month period ended June 30, 2025 and no revenue in the six-month period ended June 30, 2024.

As of June 30, 2025, we held $917 in cash and cash equivalents and $1,002 in accounts receivable, which represent our only assets. We had accrued expenses and other current liabilities of $1,191,110, which included $144,516 in accounts payable and accrued liabilities, and $1,046,594 in related party payables. The related party payables reflects an obligation to repay a loan from our corporate parent. The loan has no due date and does not accrue interest. On November 17, 2025, a member of the Company approved, by written consent, an increase in the Company’s capital in the amount of $982,972, which was effected through the conversion of outstanding indebtedness owed to the member into equity.

ITEM 2. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

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ITEM 3. Financial Statements

MANSE USA LLC

UNAUDITED CONSOLIDATED INTERIM MANAGEMENT ACCOUNTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

BALANCE SHEET

FOR THE PERIOD ENDED JUNE 30, 2025

(In US dollars)

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Account Receivable	1,002.94
Cash and cash equivalents	917.65	15,743.00
Total current assets	1,920.59	15,743.00

Other assets	-	-
Total other assets

Total assets	1,920.59	15,743.00

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities
Accounts payable and accrued liabilities	144,516.36	148,225.00
Related party payables	1,046,594.11	1,014,898.00
Total current liabilities	1,191,110.47	1,163,123.00

Long-term liabilities	-	-
Total long-term liabilities	-	-

Total liabilities	1,191,110.47	1,163,123.00

Member’s deficit	(1,189,190.01)	(1,147,380.00)

Total liabilities and member’s deficits	1,920.46	15,743.00

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MANSE USA LLC

UNAUDITED CONSOLIDATED INTERIM MANAGEMENT ACCOUNTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED JUNE 30, 2025

(In US dollars)

	June 30, 2025	June 30, 2024
Revenues	-	-
Gross profit	-	-

General and administrative expenses	(41,810.38)	(25,848.27)
Total operating expenses	(41,810.38)	(25,848.27)

Operating loss	(41,810.38)	(25,848.27)

Other income
Foreign exchange gain	-	-
Total other income	-	-

Net loss	(41,810.38)	(25,848.27)

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MANSE USA LLC

UNAUDITED CONSOLIDATED INTERIM MANAGEMENT ACCOUNTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2025

(In US dollars)

	June 30, 2025	June 30, 2024
Cash flows from operating activities:
Net loss	(41,810.38)	(25,848.27)

Adjustments to reconcile net loss to net cash used by operations:
Gain on foreign currency exchange	-	-

Increase (decrease) in :
Accounts Receivable	1,002.94	-
Accounts payable and accrued liabilities	(3,708.64)	(342,584.93)
Related party payables	31,696.11	363,084.60

Net cash provided by operating activities	(14,825.85)	(5,348.60)

Cash flows from investing activities	-	-
Net cash used by investing activities	-	-

Cash flows from financing activities	-	-
Net cash used by financing activities	-	-

Net change in cash and cash equivalents	(14,825.85)	(5,348.60)

Cash and cash equivalents - beginning of the period	15,743.50	6,915.50
	917.65	1,566.90
Cash and cash equivalents - end of the period

Supplemental disclosures of cash flow information:
Interests paid during the period	-	-
Income taxes paid during the period	-	-

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MANSE USA LLC

UNAUDITED CONSOLIDATED INTERIM MANAGEMENT ACCOUNTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD ENDED JUNE 30, 2025

(In US dollars)

	June 30, 2025	June 30, 2024
Opening balance	(1,115,453.50)	(1,013,460.50)
Capital contributions	-	-
Warrant exercise	-	-
Net loss	(41,810.38)	(25,848.27)
Balance, June 30	(1,157,263.88)	(1,039,308.77)

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ITEM 4. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of MANSE USA LLC (incorporated by reference to Exhibit 2.1 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

2.2	LLC Operating Agreement (incorporated by reference to Exhibit 2.2 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

3.1	Investor Terms & Conditions (incorporated by reference to Exhibit 3.1 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.1	Participation Agreement (incorporated by reference to Exhibit 6.1 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.2	Master Agreement (incorporated by reference to Exhibit 6.2 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.3	License Agreement (incorporated by reference to Exhibit 6.3 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.4	Form of U.S. Talent Agreement (incorporated by reference to Exhibit 6.4 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.5	Summary Description of Algorithm (incorporated by reference to Exhibit 6.5 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

6.6	Data Licensing Agreement (incorporated by reference to Exhibit 6.6 to the Offering Circular on Form 1-A (Commission File No. 024-12547) filed by MANSE USA LLC on January 17, 2025)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on January 20, 2026.

MANSE USA LLC

By:	/s/ Christophe Vattier
Name:	Christophe Vattier
Title:	Manager (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-SA has been signed on January 20, 2026, by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Christophe Vattier
Name:	Christophe Vattier
Title:	Managing Member

/s/ Lucie Crepin
Name:	Lucie Crepin
Title:	Chief Operating Officer

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